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                                 [COMPUSA LOGO]

                                                                February 1, 2000

CompUSA Inc.
14951 North Dallas Parkway
Dallas, Texas 75240

To Our Stockholders:

     We are pleased to inform you that on January 23, 2000, CompUSA Inc. (the "Company") entered into a Merger Agreement (the "Merger Agreement") with Grupo Sanborns, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), and TPC Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Shares"), for a cash price of $10.10 per Share. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares held by Parent and its affiliates, represents at least two-thirds of the number of Shares outstanding on a fully diluted basis (assuming the exercise of all outstanding options). The Merger Agreement provides that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged (the "Merger") with and into the Company, and those Shares that are not acquired in the Offer will be converted into the right to receive $10.10 per Share in cash.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES (AS DEFINED HEREIN) (OTHER THAN PARENT AND ITS AFFILIATES) AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Amendment No. 1 to Schedule 14D-9 (as amended, "Schedule 14D-9"). Included as
Schedule I to the Schedule 14D-9 is a written opinion, dated January 23, 2000, to the Company's Board of Directors of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), the Company's financial advisor, to the effect that, as of that date and based on and subject to the matters described in such opinion, the $10.10 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). You are urged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse First Boston in rendering its opinion.

     The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ James F. Halpin

                                          James F. Halpin
                                          President and Chief Executive Officer